SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Acorda Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

00484M601
(CUSIP Number)

Shulamit Leviant, Esq.
c/o Davidson Kempner Capital Management LP
520 Madison Avenue, 30th Floor
New York, New York 10022
(212) 446 4053

With a copy to:

Eleazer Klein, Esq. Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 14 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 1 of 14 Pages

1	NAME OF REPORTING PERSON M.H. Davidson & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 59,129
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 59,129
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 59,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 364,602
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 364,602
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 364,602
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.50%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON DKIP (Cayman) Ltd II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 788,821
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 788,821
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 788,821
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.24%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Davidson Kempner International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 870,210
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 870,210
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 870,210
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.58%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,082,762
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,082,762
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,082,762
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.56%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,082,762
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,082,762
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,082,762
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.56%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 7 of 14 Pages

Item 1.	SECURITY AND ISSUER

The following constitutes Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D filed by the undersigned on June 10, 2022 (the “Original Schedule 13D,” together with this Amendment No. 1, the “Schedule 13D”), with respect to the shares of Common Stock of Acorda Therapeutics, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 2 and 5(a)-(c), as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i)	M.H. Davidson & Co., a New York limited partnership ("CO"). M.H. Davidson & Co. GP, L.L.C., a Delaware limited liability company, is the general partner of CO. DKCM (as defined below) is responsible for the voting and investment decisions of CO;

(ii)	Davidson Kempner Partners, a New York limited partnership ("DKP"). MHD Management Co. LLC, a Delaware limited liability company ("MHD"), is the general partner of DKP. DKCM is responsible for the voting and investment decisions of DKP;

(iii)	DKIP (Cayman) Ltd II, a Cayman Islands exempted company ("DKIP (Cayman) II"). DKCM is the investment manager of DKIP (Cayman) II and is responsible for the voting and investment decisions of DKIP (Cayman) II;

(iv)	Davidson Kempner International, Ltd., a British Virgin Islands business company ("DKIL"). DKCM is the investment manager of DKIL and is responsible for the voting and investment decisions of DKIL;

(v)	Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission (the "SEC"), acts as investment manager to each of CO, DKP, DKIP (Cayman) II and DKIL ("DKCM"). DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Anthony A. Yoseloff, Eric P. Epstein, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris and Suzanne K. Gibbons (collectively, the "DKCM Managing Members"); and

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 8 of 14 Pages

(vi)	Anthony A. Yoseloff, through DKCM, is responsible for the voting and investment decisions relating to the securities held by CO, DKP, DKIP (Cayman) II and DKIL reported herein.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022.

(c)	The principal business of each of CO, DKP, DKIP (Cayman) II and DKIL is to invest in securities. The principal business of DKCM is the management of the affairs of CO, DKP, DKIP (Cayman) II and DKIL and other investment funds. The principal business of Mr. Anthony A. Yoseloff is to invest for funds and accounts under his management.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(f)	(i)	CO – a New York limited partnership

	(ii)	DKP – a New York limited partnership

	(iii)	DKIP (Cayman) II – a Cayman Islands exempted company

	(iv)	DKIL – a British Virgin Islands business company

	(ii)	DKCM – a Delaware limited partnership

	(iii)	Anthony A. Yoseloff — United States

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 9 of 14 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 24,337,814 shares of Common Stock outstanding as of November 10, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the SEC on November 14, 2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	In addition to the transactions set forth in Item 3 above, information concerning transactions in the Common Stock reported herein effected during the last sixty (60) days is set forth in Schedule B, which is attached hereto and is incorporated herein by reference. All of the transactions in the Common Stock listed therein were effected in the open market through various brokerage entities.

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 10 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: January 23, 2023	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Davidson Kempner International Ltd. and DKIP (Cayman) Ltd II, (b) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co. and (c) MHD Management Co. GP, LLC, as General Partner of MHD Management Co. as General Partner of Davidson Kempner Partners.

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 11 of 14 Pages

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D, except to the extent such Instruction C Person is a Reporting Person in which case such Instruction C Person's beneficial ownership is as set forth in Item 5 of the Schedule 13D.

REPORTING PERSON: M.H. Davidson & Co. ("CO")

M.H. Davidson & Co. GP, L.L.C. ("Co GP") serves as the general partner of Co. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of Co. Co GP is a Delaware limited liability company.

Davidson Kempner Liquid GP Topco LLC ("Topco") serves as managing member of Co GP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is to hold interests in Co GP and in other entities formed to act as a general partner. Topco is a Delaware limited liability company.

The DKCM Managing Members serve as the managing members of Topco. The other information with respect to the DKCM Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: DAVIDSON KEMPNER PARTNERS ("DKP")

MHD Management Co. LLC ("MHD") serves as the general partner of DKP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKP. MHD is a Delaware limited liability company.

Topco serves as managing member of MHD. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is to hold interests in MHD and in other entities formed to act as a general partner. Topco is a Delaware limited liability company.

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 12 of 14 Pages

The DKCM Managing Members serve as the managing members of Topco. The other information with respect to the DKCM Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: DKIP (CAYMAN) LTD II ("DKIP (Cayman) II")

Morgan P. Blackwell serves as the sole director of DKIP (Cayman) II. The other information with respect to Morgan P. Blackwell, a DKCM Managing Member, required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: DAVIDSON KEMPNER INTERNATIONAL, LTD. ("DKIL")

The following sets forth the name, position, address, principal occupation and citizenship of any control person, director and/or executive officer of DKIL:

Name	Position	Citizenship	Present Principal Occupation	Business Address
Thomas L. Kempner, Jr.	Director	United States	Director of DKIL	767 Fifth Avenue, 15th Floor, New York, NY 10153
Gary Linford	Director	South Africa	Managing Director of HighWater Limited	Grand Pavilion Commercial Centre 1st Floor, 802 West Bay Road Grand Cayman, Cayman Islands
John Lewis	Director	United Kingdom	Director of HighWater Limited	Grand Pavilion Commercial Centre 1st Floor, 802 West Bay Road Grand Cayman, Cayman Islands

REPORTING PERSON: DAVIDSON KEMPNER CAPITAL MANAGEMENT LP ("DKCM")

DKCM GP LLC ("DKCM GP") serves as the general partner of DKCM. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKCM. DKCM GP is a Delaware limited liability company.

The DKCM Managing Members serve as the managing members of DKCM. The business address of each Managing Member is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. The principal occupation of each Managing Member is to invest for funds and accounts under their management. Each Managing Member is a United States citizen.

CUSIP No. 00484M601	SCHEDULE 13D/A	Page 13 of 14 Pages

SCHEDULE B

Transactions in the COMMON STOCK of the Issuer
During the Last 60 Days

The following table sets forth all transactions in the Common Stock effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*
01/19/2023	(282,040)	1.03
01/20/2023	(30,866)	1.00

*       Excluding commissions, SEC fees, etc. (rounded to nearest cent).